SHEARMAN & STERLING LLP

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WRITER'S DIRECT NUMBER:

(212) 848-7205

August 30, 2004

BY HAND

Securities and Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington, DC 20549

Telefônica Data Brasil Holding S.A.
12g3-2(b) Exemption Submission
File No. 82-5151

Ladies and Gentlemen:

On behalf of Telefônica Data Brasil Holding S.A. (the "Company"), I attach hereto the Interim Financial Statements for the quarter and six-month periods ended June 30, 2004 and Independent Accountants' Review Report, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934, with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (212) 848-7205 if you need any further clarification on the above.

Very truly yours,

Ana Claudia Silva
Associate

9/1

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Telefônica Data Brasil Holding S.A. and Subsidiary

Interim Financial Statements
for the Quarter and Six-month Periods
Ended June 30, 2004 and
Independent Accountants' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Management of
Telefônica Data Brasil Holding S.A.
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of Telefônica Data Brasil Holding S.A. and subsidiary (Company and Consolidated), consisting of the balance sheets as of June 30, 2004, and the related statements of operations for the quarter and six-month periods then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiary.

3. Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. We had previously reviewed the Company and consolidated balance sheets as of March 31, 2004, presented for comparative purposes, and our special review report thereon, dated April 30, 2004, contained no comments. The Company and consolidated statements of operations for the quarter and six-month periods ended June 30, 2003, presented for comparative purposes, were reviewed by us, and our special review report thereon, dated July 18, 2003, contained comment on the recovery of assets related to tax credits and goodwill on acquisition of investment, which were based on projections of business plans approved by the Company's management.

5. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, July 23, 2004

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Maurício Pires de Andrade Resende
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELEFÔNICA DATA BRASIL HOLDING S.A.

BALANCE SHEETS AS OF JUNE 30, 2004 AND MARCH 31, 2004
(In thousands of Brazilian reais - R$)

ASSETS	Company June 30, 2004 (Unaudited)	Company March 31, 2004	Consolidated June 30, 2004 (Unaudited)	Consolidated March 31, 2004
CURRENT ASSETS	-	-	122,372	119,021
Cash and cash equivalents	-	-	14,548	5,877
Trade accounts receivable, net	-	-	85,762	94,032
Deferred and recoverable taxes	-	-	15,165	14,778
Inventories	-	-	2,739	2,755
Temporary gains on derivative transactions	-	-	607	-
Prepaid expenses	-	-	1,273	895
Other	-	-	2,278	684
LONG-TERM ASSETS	13,900	13,900	224,772	222,689
Deferred and recoverable taxes	-	-	221,923	220,008
Receivables from related parties	13,900	13,900	2,849	2,681
PERMANENT ASSETS	586,356	592,644	564,569	574,567
Investments	586,356	592,644	299,153	299,968
Property, plant and equipment, net	-	-	264,699	273,759
Deferred charges	-	-	717	840
TOTAL ASSETS	600,256	606,544	911,713	916,277

LIABILITIES AND SHAREHOLDERS' EQUITY	Company June 30, 2004 (Unaudited)	Company March 31, 2004	Consolidated June 30, 2004 (Unaudited)	Consolidated March 31, 2004
CURRENT LIABILITIES	3,426	3,151	304,975	285,115
Loans and financing	-	-	205,525	164,241
Trade accounts payable	91	83	52,516	62,354
Taxes payable	-	-	12,820	13,464
Payroll	-	-	23,056	17,123
Related charges	3,335	3,068	8,402	13,320
Temporary losses on derivative transactions	-	-	-	12,290
Other	-	-	2,656	2,313
LONG-TERM LIABILITIES	-	-	9,908	27,769
Loans and financing	-	-	9,088	27,236
Reserve for contingencies	-	-	637	438
Other	-	-	183	95
SHAREHOLDERS' EQUITY	596,830	603,393	596,830	603,393
Capital	702,879	702,879	702,879	702,879
Accumulated deficit	(106,049)	(99,486)	(106,049)	(99,486)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	600,256	606,544	911,713	916,277

The accompanying notes are an integral part of these interim financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELEFÔNICA DATA BRASIL HOLDING S.A.

STATEMENTS OF OPERATIONS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003
(In thousands of Brazilian reais - R$, except for per share data)

	Company		Consolidated	
	June 30, 2004 (Unaudited)	June 30, 2003	June 30, 2004 (Unaudited)	June 30, 2003
GROSS OPERATING REVENUE	-	-	349,823	305,307
Revenue deductions	-	-	(65,202)	(66,916)
NET OPERATING REVENUE	-	-	284,621	238,391
Cost of services provided	-	-	(212,377)	(193,816)
GROSS PROFIT	-	-	72,244	44,575
OPERATING INCOME (EXPENSES)	(10,857)	(24,299)	(71,127)	(62,245)
Selling	-	-	(31,354)	(27,214)
General and administrative	(827)	(631)	(36,275)	(31,449)
Equity pick-up	(8,428)	(23,422)	-	-
Other, net	(1,602)	(246)	(3,498)	(3,582)
INCOME (LOSS) FROM OPERATIONS BEFORE FINANCIAL EXPENSES, NET	(10,857)	(24,299)	1,117	(17,670)
Financial expenses, net	-	-	(17,087)	(21,323)
LOSS FROM OPERATIONS	(10,857)	(24,299)	(15,970)	(38,993)
Nonoperating income, net	-	-	784	1,443
LOSS BEFORE TAXES	(10,857)	(24,299)	(15,186)	(37,550)
Income and social contribution taxes	-	-	4,315	12,127
NET LOSS	(10,857)	(24,299)	(10,871)	(25,423)
NUMBER OF SHARES OUTSTANDING AT THE BALANCE SHEET DATE (IN THOUSANDS)	1,071,153,386	1,071,153,386		
LOSS PER THOUSAND SHARES - R$	(0.00001)	(0.00001)		

The accompanying notes are an integral part of these interim financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELEFÔNICA DATA BRASIL HOLDING S.A.

STATEMENTS OF OPERATIONS
FOR THE QUARTERS ENDED JUNE 30, 2004 AND 2003
(In thousands of Brazilian reais - R$, except for per share data)

	Company		Consolidated	
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
	(Unaudited)		(Unaudited)	
GROSS OPERATING REVENUE	-	-	177,537	165,285
Revenue deductions	-	-	(33,231)	(36,572)
NET OPERATING REVENUE	-	-	144,306	128,713
Cost of services provided	-	-	(110,550)	(104,059)
GROSS PROFIT	-	-	33,756	24,654
OPERATING INCOME (EXPENSES)	(6,563)	(13,631)	(35,116)	(34,369)
Selling	-	-	(17,686)	(16,466)
General and administrative	(305)	(199)	(16,328)	(15,856)
Equity pick-up	(5,472)	(13,186)	-	-
Other, net	(786)	(246)	(1,102)	(2,047)
INCOME (LOSS) FROM OPERATIONS BEFORE FINANCIAL EXPENSES, NET	(6,563)	(13,631)	(1,360)	(9,715)
Financial expenses, net	-	-	(8,742)	(11,897)
LOSS FROM OPERATIONS	(6,563)	(13,631)	(10,102)	(21,612)
Nonoperating income, net	-	-	721	1,234
LOSS BEFORE TAXES	(6,563)	(13,631)	(9,381)	(20,378)
Income and social contribution taxes	-	-	2,804	6,747
NET LOSS	(6,563)	(13,631)	(6,577)	(13,631)
NUMBER OF SHARES OUTSTANDING AT THE BALANCE SHEET DATE (IN THOUSANDS)	1,071,153,386	1,071,153,386		
LOSS PER THOUSAND SHARES - R$	(0.00001)	(0.00001)		

The accompanying notes are an integral part of these interim financial statements.

1. OPERATIONS AND BACKGROUND

Telefônica Data Brasil Holding S.A. was formed on January 30, 2001, as a result of a partial spin-off of Telecomunicações de São Paulo S.A. ("Telesp"), represented by the investment in the wholly-owned subsidiary Telefônica Empresas S.A. and receivables from that subsidiary, approved at an Extraordinary Shareholders' Meeting on the same date.

As a publicly-traded company the Company is registered with the Brazilian Securities Commission (CVM) and its shares are traded on the São Paulo Stock Exchange. It is also registered with the Securities and Exchange Commission (SEC), in the USA, and its Level I American Depositary Shares are traded on the New York Stock Exchange (NYSE).

On December 11, 2002, the subsidiary Telefônica Empresas S.A. sold the assets and customer contracts related to the Switched IP and Speedy Link services to Telesp. Since Telesp at the time depended on obtaining a license from the National Telecommunications Agency (ANATEL) to perform these services for customers, Telefônica Empresas S.A. leased said equipment and continued providing the services in 2003. In January 2004, after obtaining the aforementioned license, Telesp assumed the services.

The Company's principal activities are:

- Controlling a subsidiary that operates packet-switched service networks, as well as providing other services related to telecommunications activities.
- Promoting, through subsidiaries or affiliates, the expansion and implementation of packet-switched service networks and other related services in its authorized area.
- Promoting, performing or directing the obtaining, from internal and external sources, of funds to be used by the Company or its subsidiary.
- Effecting or promoting the import of assets and services for the subsidiary, performing other similar or related activities, and holding interests in the capital of other companies.

2. PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The Company and consolidated interim financial statements have been prepared in accordance with Brazilian accounting practices, and standards established by the Brazilian Securities Commission (CVM).

The consolidated interim financial statements include the balances and transactions of the wholly-owned subsidiary Telefônica Empresas S.A., in accordance with standards established by CVM.

In consolidation, all intercompany balances and transactions have been eliminated. The subsidiary's accounting practices are consistent with those of the Company.

The interim financial statements as of June 30, 2003 have been reclassified for comparability purposes, as shown in note 18.

3. SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

The interim financial statements have been prepared in accordance with principles, practices and criteria applied consistently with those used to prepare the financial statements at last yearend, and should be analyzed together with those financial statements.

4. CASH AND CASH EQUIVALENTS

	Consolidated	
	June 30, 2004	March 31, 2004
Cash and banks	10,942	5,774
Temporary cash investments	3,606	103
Total	14,548	5,877

5. TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated	
	June 30, 2004	March 31, 2004
Billed amounts	80,834	82,172
Unbilled amounts	31,409	37,436
	112,243	119,608
Allowance for doubtful accounts	(26,481)	(25,576)
Net	85,762	94,032
Current	61,666	61,423
Past due - 1 to 30 days	10,706	11,439
Past due - 31 to 60 days	2,927	6,848
Past due - 61 to 90 days	2,609	5,743
Past due - 91 to 120 days	1,665	4,011
Past due - more than 120 days	32,670	30,144
Total	112,243	119,608

6. DEFERRED AND RECOVERABLE TAXES

	Consolidated	
	June 30, 2004	March 31, 2004
Recoverable taxes:		
Income and social contribution taxes	2,418	3,419
ICMS (State VAT)	18,791	19,679
Other	2,261	874
Total	23,470	23,972
Deferred taxes:		
Income tax on temporary differences	15,371	11,986
Social contribution tax on temporary differences	5,534	4,314
Income tax losses	28,306	29,322
Social contribution tax losses	10,298	10,662
Transferred tax credit	154,109	154,530
Total	213,618	210,814
Total	237,088	234,786
Current	15,165	14,778
Long-term	221,923	220,008

The consolidated balances of income tax losses (R$28,306) and social contribution tax losses (R$10,298) refer to the subsidiary Telefônica Empresas S.A. and were calculated on accumulated tax losses of R$113,226 and R$114,423, respectively, as of the balance sheet date. Prevailing tax law allows for tax losses to be offset against future taxable income up to a limit of 30% of annual taxable income. The Company's management expects to recover the tax credits as of June 30, 2004 as follows:

Year	Amount
2006	14,667
2007	27,262
2008	37,497
2009	43,591
2010	49,046
2011	41,555
	213,618

Income and social contribution taxes credits were recorded based on the provisions of CVM Instruction No. 371 of June 27, 2002, and a technical feasibility study of the generation of future taxable income, approved by Company management. Such study is based on estimates and is subject to future changes.

Transferred tax credit

The corporate restructuring occurred in 2001 was implemented in such a manner to prevent that the amortization of transferred goodwill could adversely affect future income, both in the consolidated financial statements and in the statements of subsidiary Telefônica Empresas S.A.

The subsidiary's accounting records for corporate and tax purposes are found in specific (transferred) goodwill and provision accounts and the corresponding amortization, reversal and tax credit are as follows:

	June 30, 2004	March 31, 2004
Goodwill	453,262	454,498
Provision	(299,153)	(299,968)
Net	154,109	154,530

	June 30, 2004	June 30, 2003
Goodwill amortization	(2,472)	(373)
Provision reversal	1,632	246
Tax credit	840	127
Effect on income	-	-

For the calculation of the transferred tax credit, income and social contribution tax rates are 25% and 9%, respectively.

As shown above, goodwill amortization, net of reversal of the provision and corresponding tax credit, did not generate any effects on net loss.

For a fair presentation of the Company's financial position and results of operations, the net amount of R$154,109 which essentially represents the transferred tax credit, was reclassified in the balance sheet to deferred and recoverable taxes, in long-term assets, in accordance with CVM Instruction No. 349, of March 6, 2001. Goodwill amortization, provision reversal and the subsidiary's corresponding tax credit are recognized in accounting records as operating income and expenses.

7. INVENTORIES

	Consolidated	
	June 30, 2004	March 31, 2004
Maintenance materials	1,064	1,080
Assets for sale	2,679	2,679
Allowance for reduction to realizable value	(1,004)	(1,004)
Total	2,739	2,755

8. OTHER ASSETS

	Consolidated	
	June 30, 2004	March 31, 2004
Temporary gains on derivative transactions	607	-
Prepaid expenses	1,273	895
Advances to employees	2,233	645
Other	45	39
Total current	4,158	1,579

9. INVESTMENTS

a) Investment balance

	Company	
	June 30, 2004	March 31, 2004
Telefônica Empresas S.A.	287,203	292,676
Goodwill on investment acquisition	299,153	299,968
Total	586,356	592,644

The ownership interest in the wholly-owned subsidiary Telefônica Empresas S.A. arises from the spun-off portion of the equity of Telesp, and includes the special goodwill reserve resulting from the corporate restructuring described below.

The principal data on the subsidiary are as follows:

	June 30, 2004	March 31, 2004
Capital	235,235	235,235
Capital reserves (goodwill and donation)	156,341	156,327
Accumulated deficit	(104,373)	(98,886)
Subsidiary's net equity	287,203	292,676
Number of common shares without par value outstanding at the balance sheet date and held by the Company	241,526	241,526
Ownership percentage	100%	100%

	June 30, 2004	June 30, 2003
Subsidiary's loss recorded as equity pick-up by the Company	(8,442)	(24,546)
Donation received by subsidiary and recognized as investment gain in the Company	14	1,124
Total	(8,428)	(23,422)

b) Transferred goodwill

The corporate restructuring described in Note 1 generated goodwill of R$456,478 (R$453,262, net of amortization as of June 30, 2004), based upon the subsidiary's expected future profitability, to be amortized over the period established by prevailing tax legislation and regulation.

The transferred goodwill was recorded against deferred charges and special goodwill reserve. The special goodwill reserve in Telefônica Empresas S.A. was set up in favor of the controlling shareholder in view of the future tax benefit to be earned. In the individual balance sheet, the aforementioned goodwill is classified as goodwill on investment acquisition, net of tax credit of R$154,109 (R$150,637 on the restructuring date). In the consolidated balance sheet, the tax credit is recorded in long-term assets, due to its nature (Note 6).

In accordance with the business plans prepared by management, this goodwill is recoverable in future transactions within ten years after the acquisition. Management is periodically conducting analyses regarding the recovery of goodwill in comparison to the results generated after the acquisition, based on the projection of expected future operating results. As of June 30, 2004, these studies indicated that no reserve is required for the amount recorded in the financial statements, and that no changes are required in the goodwill amortization criteria defined below:

Year	Amount
2004	2,472
2005	19,486
2006	35,781
2007	57,515
2008	86,900
2009	91,296
2010	91,296
2011	68,516
	453,262

10. PROPERTY, PLANT AND EQUIPMENT, NET

		Consolidated					
		June 30, 2004			March 31, 2004		
	Annual depreciation rates - %	Cost	Depreciation	Net book value	Cost	Depreciation	Net book value
Assets and installations in service		471,792	(239,163)	232,629	461,453	(216,968)	244,485
Switching and transmission equipment	20.0	254,020	(143,803)	110,217	254,405	(131,412)	122,993
Transmission equipment, aerial and underground cables, buildings, teleprinters, private automatic switching center, energy equipment and furniture	10.0 e 20.0	130,766	(52,466)	78,300	121,506	(46,487)	75,019
IT equipment	20.0	13,818	(7,577)	6,241	13,464	(7,031)	6,433
Buildings and underground cables	4.0	601	(72)	529	601	(66)	535
Vehicles	20.0	2,607	(783)	1,824	2,488	(700)	1,788
Leasehold improvements	20.0	24,387	(15,225)	9,162	24,161	(14,023)	10,138
Software	20.0	45,284	(18,941)	26,343	44,519	(16,957)	27,562
Other	12.5	309	(296)	13	309	(292)	17
Assets and construction in progress	-	32,070	-	32,070	29,274	-	29,274
Total		503,862	(239,163)	264,699	490,727	(216,968)	273,759
Average depreciation rate - %				19.59			19.64
Balance of fully depreciated assets				16,604			8,730

11. DEFERRED CHARGES

	Consolidated	
	June 30, 2004	March 31, 2004
Preoperating expenses (a)	2,447	2,447
Accumulated amortization	(1,730)	(1,607)
Total	717	840

(a) Preoperating costs with amortization period of five years.

12. LOANS AND FINANCING

	Annual interest rate	Maturity	Consolidated June 30, 2004		
			Current	Long term	Total
Loans in foreign currency	(*)	Until 2005	191,772	8,560	200,332
Financing in local currency	103% of CDI	Until 2005	13,753	528	14,281
Total			205,525	9,088	214,613

	Annual interest rate	Maturity	Consolidated March 31, 2004		
			Current	Long term	Total
Loans in foreign currency	(*)	Until 2005	147,716	25,018	172,734
Financing in local currency	103% of CDI	Until 2005	16,525	2,218	18,743
Total			164,241	27,236	191,477

The foreign currency loans are composed as follows:

	Currency	(*) Annual interest rate	Consolidated June 30, 2004		
			Principal	Interest	Total balance
Resolution No. 2,770	USD	1.25% to 5.70%	148,167	1,626	149,793
Resolution No. 2,770	JPY	1.30% to 1.40%	50,330	209	50,539
			198,497	1,835	200,332

	Currency	(*) Annual interest rate	Consolidated March 31, 2004 Principal	Interest	Total balance
Resolution No. 2,770	USD	2.5% to 4.8%	83,172	1,108	84,280
Resolution No. 2,770	JPY	1.30%	63,631	636	64,267
Debt assumption	USD	23.30% to 27.50%	18,062	6,125	24,187
Total			164,865	7,869	172,734

To reduce the risk of losses due to exchange rate fluctuations which would increase debt balance in foreign currency, the subsidiary has hedge (swap) operations as described in Note 26.

13. TAXES PAYABLE

	Consolidated June 30, 2004	March 31, 2004
Indirect taxes:		
ICMS (State VAT)	8,809	8,938
PIS and COFINS (taxes on revenue)	3,328	3,775
Other	683	751
Total	12,820	13,464

14. PAYROLL AND RELATED CHARGES

	Consolidated June 30, 2004	March 31, 2004
Salaries	2,560	2,353
Payroll charges	11,575	9,356
Benefits	436	358
Employee profit sharing	6,861	3,307
Sales bonus	1,624	1,749
Total	23,056	17,123

15. OTHER LIABILITIES

	Consolidated	
	June 30, 2004	March 31, 2004
Refund to customers	1,154	1,057
Withholdings	1,105	1,075
Other	580	276
Total	2,839	2,408
Current	2,656	2,313
Long term	183	95

16. RESERVE FOR CONTINGENCIES

The subsidiary Telefônica Empresas S.A. is a party to lawsuits involving tax and civil matters, arising from the normal course of its operations. Company management, based on the opinion of legal counsel, recognized a reserve for the lawsuits for which the chance of an unfavorable outcome was considered probable, in the amount of R$637 as of June 30, 2004 (R$438 as of March 31, 2004).

Shown below are the amounts involved and respective risks of unfavorable outcome:

	Risk of unfavorable outcome			
Nature	Probable	Possible	Remote	Total
Labor	637	4,949	334	5,920
Civil	-	325	1,140	1,465
Total	637	5,274	1,474	7,385

17. SHAREHOLDERS' EQUITY

a) Capital

As of June 30, 2004, subscribed and paid-up capital is R$702,879 (R$702,879 as of March 31, 2004), represented by shares without par value held as follows:

	June 30, 2004	March 31, 2004
Common share	358,716,131,431	358,716,131,431
Preferred shares	712,437,254,531	712,437,254,531
Total outstanding shares	1,071,153,385,962	1,071,153,385,962
Net book value per thousand shares - R$	0,56	0,56

The Company is authorized to increase capital up to the limit of 1,500,000,000,000 shares, either common or preferred. The Board of Directors has the right to decide on capital increases and the consequent issuance of shares, within the authorized capital limit, with no obligation to maintain the proportion of each type of share, except that preferred shares, nonvoting or with restricted voting rights, cannot exceed 2/3 of the issued shares.

Each common share is entitled to one vote at the Shareholders' Meetings; preferred shares are nonvoting, except under the terms established in the bylaws and legislation, and have preference to: (i) capital redemption, without premium, and (ii) dividends 10% higher than those attributed to common shares.

Shareholders have preferential rights in capital increases, in proportion to the number of shares held; based on a decision of the Board of Directors, the preferential right can be excluded in cases provided for by the Company's bylaws.

18. GROSS OPERATING REVENUE

	Consolidated	
	June 30, 2004	June 30, 2003
Packet-switched data services	272,875	172,630
Speedy Link/Switched IP services (i)	2,562	87,135
Commissions (ii)	50,684	42,629
Solutions and other	23,702	2,913
Total	349,823	305,307

(i) In 2003, refers to revenues from Switched IP and Speedy Link services that were transferred to Telesp.

(ii) Refers to the commission on voice services provided by Telesp to customers of the subsidiary Telefônica Empresas S.A. (Note 24).

19. COST OF SERVICES PROVIDED

	Consolidated	
	June 30, 2004	June 30, 2003
Rentals (i)	(112,168)	(114,514)
Depreciation and amortization	(42,311)	(35,213)
Personnel	(18,837)	(16,821)
Outside services	(29,501)	(15,047)
Leasing	(8,048)	(11,586)
Materials	(1,294)	(536)
Other	(218)	(99)
Total	(212,377)	(193,816)

(i) Includes rent paid to Telesp for use of the network (Note 24).

20. OPERATING INCOME (EXPENSES)

a) Selling

	Consolidated	
	June 30, 2004	June 30, 2003
Personnel	(20,167)	(17,140)
Outside services	(8,603)	(7,568)
Allowance for doubtful accounts	(2,070)	(2,159)
Other	(514)	(347)
Total	(31,354)	(27,214)

b) General and administrative

	Company		Consolidated	
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Outside services	(782)	(554)	(21,111)	(17,327)
Personnel	(38)	(74)	(8,870)	(7,430)
Depreciation and amortization	-	-	(2,231)	(2,287)
Rent, lease and other	(7)	(3)	(4,063)	(4,405)
Total	(827)	(631)	(36,275)	(31,449)

c) Other operating income (expenses), net

	Company		Consolidated	
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Other operating income:				
Reversal of reserves	30	-	286	718
Recovered expenses	-	-	323	329
Other	-	-	291	1,054
	30	-	900	2,101
Other operating expenses				
Taxes other than on income	-	-	(2,688)	(4,685)
Other	(1,632)	(246)	(1,710)	(998)
	(1,632)	(246)	(4,398)	(5,683)
Total	(1,602)	(246)	(3,498)	(3,582)

21. FINANCIAL EXPENSES, NET

	Consolidated	
	June 30, 2004	June 30, 2003
Financial income		
Interest on temporary cash investments	141	2,552
Gains on derivative transactions	24,524	11,279
Monetary/Exchange variations on assets	143	33,355
Other	-	1,884
	24,808	49,070
Financial expenses		
Interest	(5,076)	(17,248)
Losses on derivative transactions	(22,639)	(50,040)
Monetary/Exchange variations on liabilities	(12,580)	(1,357)
Other	(1,600)	(1,748)
	(41,895)	(70,393)
Net	(17,087)	(21,323)

22. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

The table below shows a reconciliation of the recorded tax expense with the amount that resulted from applying the combined tax rate of 34% (25% for income tax and 9% for social contribution tax on income):

	Consolidated	
	June 30, 2004	June 30, 2003
Income before taxes	(15,186)	(37,550)
Social contribution tax:		
Social contribution tax expense	1,367	3,379
Permanent differences		
Nondeductible expenses	(5)	(16)
Goodwill amortization	(147)	(22)
Other	(72)	(56)
Social contribution tax expense in the statement of operations	1,143	3,285
Income tax:		
Income tax expense	3,797	9,387
Permanent differences:		
Nondeductible expenses	(14)	(45)
Donations	(4)	(281)
Goodwill amortization	(408)	(61)
Other	(199)	(158)
Income tax expense in the statement of operations	3,172	8,842
Total income and social contribution taxes	4,315	12,127

23. POST-RETIREMENT BENEFIT PLANS

The subsidiary Telefônica Empresas S.A. is a sponsor of the Visão Telefônica Empresas S.A. Benefit Plan, a defined contribution plan administered by Fundação Sistel de Seguridade Social - Sistel, which was approved by the Secretariat of Supplementary Social Security (Ministry of Social Security) on April 3, 2001.

The plan is funded by contributions made by the participants and the sponsor, credited to individual accounts. The subsidiary is responsible for funding all administrative expenses and plan maintenance, including risks related to death and disability of participants. The subsidiary's contributions to the Visão Telefônica Empresas Plan are the same as those of participants, ranging from 2% to 9% of the contribution salary, based on the percentage chosen by the participant.

In the first half of 2004, the subsidiary made contributions to the Visão Telefônica Empresas Plan in the amount of R$1,144 (R$1,046 in the first half of 2003).

Telefônica Empresas S.A. elected to record the effects of the actuarial calculations required by CVM Resolution No. 371, of December 13, 2000, directly in shareholders' equity as of December 31, 2001, net of the corresponding tax effects, in relation to benefits corresponding to risks of death and disability of participants. The Company recognized the impact on its subsidiary directly in shareholders' equity, as an offset to the investment account.

For the plan's actuarial valuation, the projected unit credit method was adopted; the plan's assets are determined as of November 30, 2003, as permitted by IBRACON (Brazilian Institute of Independent Auditors) Technical Interpretation No. 01/01, ratified by CVM through Circular No. 01/02.

24. RELATED-PARTY TRANSACTIONS

The principal intercompany balances arise from transactions with Group related companies, which were carried out under usual market conditions for these types of operations, as follows:

	Consolidated	
	June 30, 2004	March 31, 2004
ASSETS		
Current assets:		
Trade accounts receivable	11,743	22,012
Long-term assets:		
Other assets	2,849	2,681
Total assets	14,592	24,693
LIABILITIES		
Current liabilities:		
Trade accounts payable	22,555	30,490
Other	8,402	13,330
Total liabilities	30,957	43,820

	June 30, 2004	June 30, 2003
STATEMENT OF OPERATIONS		
Revenues		
Data services	64,791	40,910
Commissions	50,684	42,629
	115,475	83,539
Operating costs and expenses		
Cost of services provided	(72,463)	(75,002)
Selling expenses	(5,089)	(1,021)
General and administrative expenses	(6,738)	(3,100)
Financial expenses, net	-	(388)
	(84,290)	(79,511)

- The balance of "Trade accounts receivable, net" in current assets refers mainly to data communication services receivable from Telecomunicações de São Paulo S.A. - Telesp, Telefonica International Whole Sale, Telesp Celular S.A. and Terra Networks Brasil S.A.

- The balance of "Trade accounts payable" refers mainly to network rent payable to Telecomunicações de São Paulo S.A. - Telesp, and rent of Internet links payable to Telefonica International Whole Sale.

- The balance of "Gross operating revenue" refers mainly to data communication services provided by the subsidiary Telefônica Empresas S.A. to Telecomunicações de São Paulo S.A. - Telesp, Terra Networks Brasil S.A. and Telesp Celular, and commissions for management of customers that use voice transmission services billed by Telesp.

- The balance of "Cost of services provided" refers principally to rent for use of networks and infrastructure paid to Telecomunicações de São Paulo S.A. - Telesp, and rent of Internet links payable to Telefonica International Whole Sale.

- The balance of "Selling expenses" refers to Call Center services provided by Atento Brasil S.A.

- The balance of "General and administrative expenses" refers to administrative services provided by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. and expenses on fixed telephony provided by Telecomunicações de São Paulo S.A. - Telesp.

25. INSURANCE

It is the policy of the Company and its subsidiary, as well as of the Telefônica Group, to obtain insurance coverage for all high-risk assets and liabilities of significant values, based on management's judgment, according to instructions of the Telefônica S.A. corporate program. The Company fully complies with the Brazilian Corporate Law for contracting insurance policies.

In the second quarter of 2004, insurance expenses were R$246 (R$54 in the second quarter of 2003).

The principal insurance policies contracted by the Company are as follows:

Type	Insured amount
Operating risks (loss of profits)	US$200,372,000
Optional civil liability - vehicles	R$1,000

26. FINANCIAL INSTRUMENTS

Under the terms of CVM Instruction No. 235/95, the Company and its wholly-owned subsidiary evaluated the book values of their assets and liabilities in relation to market values, based on available information and appropriate valuation methodologies. However, both the interpretation of market data and the selection of valuation methodologies require considerable judgment and reasonable estimates in order to produce the most adequate realizable value. Consequently, the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

The principal market risk factors that affect the Company's business are detailed below:

a) Exchange rate risk

This risk arises from the possibility that the subsidiary Telefônica Empresas S.A. may incur losses due to exchange rate fluctuations, which would increase the balances of loans and financing denominated in foreign currency and the related financial expenses. To reduce this type of risk, management enters into hedge contracts (swaps) with financial institutions.

The subsidiary's indebtedness and the results of operations are significantly affected by the exchange rate market risk. As of June 30, 2004, part of the subsidiary's debt was denominated in foreign currencies, covered by asset positions for hedge transactions (swaps for CDI). Swap transactions were made to hedge the total debt in foreign currencies. Gains or losses on these transactions are recorded in the statement of operations. Up to June 30, 2004, these transactions generated a consolidated gain of R$1,885. The Company and its subsidiary recorded R$607 in current asset to recognize the temporary gain on these transactions.

The Company's and its subsidiary's net exposure to exchange rate risk, at book and market values, is as follows:

	Consolidated			
	June 30, 2004		March 31, 2004	
	Book value	Market value	Book value	Market value
Liabilities:				
Loans and financing	200,332	201,130	172,734	173,645
Trade accounts payable (i)	7,276	7,276	11,717	11,717
Foreign exchange swap - asset position	(207,681)	(208,473)	(184,460)	(185,346)
Net exposure (excess coverage)	(73)	(67)	(9)	16

(i) The trade accounts payable balance refers principally to liabilities with affiliated companies (R$7,007).

The valuation method applied for calculating the market value of loans, financing and hedge instruments (currency swap) was the discounted cash flow, considering expected settlement of liabilities and realization of assets at rates prevailing in the market on the balance sheet date.

b) Interest rate risk

This risk arises from the possibility that the Company and its subsidiary may incur losses due to interest rate fluctuations, internally and externally, which would affect financial expenses.

As of June 30, 2004, the Company had R$214,613 in loans and financing (R$191,477 as of March 31, 2004), of which R$200,332 in foreign currency at fixed interest rates (R$172,734 as of March 31, 2004) and R$14,281 in local currency at variable interest rates (CDI) (R$18,743 as of March 31, 2004). Although part of the debt had been contracted in foreign currency at fixed rates, the Company makes use of hedge operations in order to link these debts to the local currency at interest rates indexed to CDI, and therefore this portion of the loans and financing is also subject to impacts arising from CDI variation. On the other hand, the Company invests the excess cash (from temporary cash investments) of R$3,606 (R$103 as of March 31, 2004), primarily in short-term instruments subject to CDI variation, thus reducing this risk. The carrying amounts of these financial instruments approximate market values due to the short-term nature.

As of June 30, 2004, the Company had swap transactions (CDI versus fixed rates) to partially cover internal interest rate fluctuations. Hedged operations mature in July 2004 and January 2005 and amount to R$75,096.

c) Credit risk

The risk arises from the possibility that the subsidiary may incur losses due to the difficulty of collecting amounts billed to its customers. The credit risk on accounts receivable is dispersed. The subsidiary constantly monitors the level of accounts receivable and limits the default risks by interrupting the supply of services. Exceptions are made for services that must be maintained for security or national defense reasons.

As of June 30, 2004, approximately 10% of the subsidiary's total service receivables were represented by Telefônica Group related companies.

TELEFÔNICA DATA BRASIL HOLDING S.A.

COMMENTS ON CONSOLIDATED PERFORMANCE

JUNE 2004

Telefônica Data Brasil Holding S.A. was formed on January 30, 2001, as a result of a partial spin-off of Telecomunicações de São Paulo S.A. ("Telesp"), represented by the investment in the wholly-owned subsidiary Telefônica Empresas S.A. and receivables from that subsidiary.

HIGHLIGHTS ON RESULTS:

	Consolidated - accumulated		
Unaudited data in thousands of Brazilian reais (R$)	June 30, 2004	June 30, 2003	Variation
Gross operating revenue	349,823	305,307	14.6%
(-) Deductions	(65,202)	(66,916)	-2.6%
Net operating revenue	284,621	238,391	19.4%
EBITDA	47,305	20,092	135.4%
EBITDA margin (%)	16.6%	8.4%	8.2 p.p.
Loss from operations	(15,970)	(38,993)	59.0%
Loss before taxes and profit sharing	(15,186)	(37,550)	59.6%
Net loss	(10,871)	(25,423)	57.2%
Outstanding shares (billions)	1,071	1,071	0.0%
Loss per thousand shares (000)	(0.01)	(0.02)	57.2%


EBITDA - 1H04 X 1H03
Net oparating revenue
EBITDA
Loss from operations
Loss before taxes and profit sharing
Net loss
(60,000)
(20,000)
20,000
60,000
100,000
140,000
180,000
220,000
260,000
300,000
1H03

EBITDA = Operating Result (-) depreciation (-) financial result

HIGHLIGHTS

The **EBITDA** is up by 135.4%, from R$20.1million in 1H03 to R$47.3 in 1H04, increasing EBITDA margin from 8.4% to 16.6%, an improvement in the main indicators of the Company.

The **net result** showed an improvement. In 1H04, loss is R$10.9 million, which is lower than the R$25.4 million in 1H03.

HIGHLIGHTS ON OPERATING RESULT FOR 1H04:

Net operating revenue in 1H04 was R$284.6 million, an increase of R$46.2 million or 19.4% compared to the R$238.4 million in the same period of last year.

Packet-switched services, when comparing 1H04 to 1H03, increased R$100.2 million or 58.1%, as a result of the growth in domestic and value-added services.

Sale of equipment refers to sale of equipment and software for solutions to customers. Amounts to R$3.1 million in 1H04, which represents an increase of R$2.9 million.

Commissions are mainly related to voice service commission revenue from Telesp. When comparing 1H04 to 1H03, we noted an increase of R$8.1million or 18.9%. This increase is a result of new services, such as long-distance voice services.

Other services increased R$17.8 million, when comparing 1H04 to 1H03, primarily due to outsourcing and consulting services.

Deductions refer to taxes. When comparing 1H04 to 1H03, deductions decreased by R$1.7 million, that is, 2.6%. The decrease in ICMS (state VAT) was due to the transfer of access services (Speedy Link and Switched IP) to TELESP. There was an increase in PIS and COFINS (taxes on revenue) related to the increase in PIS and COFINS rates from 0.65% to 1.65%, and from 3% to 7.6%, respectively.

HIGHLIGHTS ON OPERATING EXPENSES/OTHER OPERATING INCOME FOR 1H04:

Operating expenses in 1H04, when compared to 1H03, increased R$19.0 million or 8.7%, as follows:



Accumulated operating expenses - 1H04 X 1H03
(millions of Brazilian reais - R$)
Personnel costs
Oparating/administrative expenses
Taxes
Provisions
Other operating income (expenses)
-50
-25
0
25
50
75
100
125
150
175
200
1H03
1H04

Personnel expenses amounted to R$47.9 million in 1H04, an increase of R$6.5 million or 15.7%, when compared to 1H03. The Company had 762 employees in 1H04.

Operating/administrative expenses amounted to R$186.2 million in 1H04, an increase of R$15.3 million when compared to 1H03. This increase was due to expenses on outside operating services.

Taxes in 1H04, when compared to 1H03, decreased R$2.0 million, primarily due to a reduction in financial income, thus decreasing PIS and COFINS (taxes on revenue) levied on financial income.

Allowance for doubtful accounts in 1H04, represents 0.73% and in 1H03 represented 0.91% of net operating revenue. The Company is still making efforts to keep this level.

Depreciation amounted to R$46.2 million in 1H04, representing an increase of R$8.4 million or 22.3% when compared to 1H03, mainly due to the increase of the plant in service.

Financial income (expense), in 1H04 improved R$4.2 million when compared to 1H03, mainly due to the decrease in interest expenses on loans, resulting from a reduction in CDI. Since the Company's indebtedness and result of operations are significantly affected by the exchange risk, the Company enters into hedge contracts with financial institutions to reduce the risk of fluctuations in exchange rates.

* * * *

N1975*.*